SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13b d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(b)1

BioRestorative Therapies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

090655101

(CUSIP Number)

November 4, 2011

(Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 090655101	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Westbury (Bermuda) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 55,750,000
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 55,750,000
	8.	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,750,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.3%
12	TYPE OF REPORTING PERSON* CO

CUSIP NO. 090655101	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Westbury Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 55,750,000
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 55,750,000
	8.	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,750,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.3%
12	TYPE OF REPORTING PERSON* OO

Item 1	(a).	Name of Issuer:

BioRestorative Therapies, Inc.

	(b).	Address of Issuer’s Principal Executive Offices:

555 Heritage Drive Jupiter, Florida 33458

Item 2	(a).	Names of Persons Filing:

This Schedule 13G is being filed jointly by Westbury (Bermuda) Ltd. and Westbury Trust (the “Reporting Persons”).

	(b).	Address of Principal Business Office or, if none, Residence:

The principal business address for both of the Reporting Persons is as follows:

Victoria Hall 11 Victoria St. Hamilton, HMEX Bermuda

	(c).	Citizenship:

The citizenship of both of the Reporting Persons is as follows:

Bermuda

	(d).	Title of Class of Securities:

Common stock, par value $0.001 per share

	(e).	CUSIP Number:

090655101

Item 3.		Type of Reporting Person:

Not applicable.

Item 4.	Ownership.

	(a).	Amount Beneficially Owned by the Reporting Persons:

55,750,000

	(b).	Percent of Class Owned by the Reporting Persons:

8.3%

	(c).	Number of shares as to which such Reporting Persons have:

(i) sole power to vote or to direct the vote:

55,750,000

(ii) shared power to vote or to direct the vote:

-0-

(iii) sole power to dispose or to direct the disposition of:

55,750,000

(iv) shared power to dispose or to direct the disposition of:

-0-

Items 5-9.	Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 27, 2012

WESTBURY (BERMUDA) LTD.

By:	/s/ Jim Watt
Name: Jim Watt
Title: President

WESTBURY TRUST

By:	/s/ Jim Watt
Name: Jim Watt
Title: Trustee